UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C.  20549

                                  FORM 11-K
                                  ---------

           FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
             AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                      SECURITIES EXCHANGE ACT OF 1934

             [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                    SECURITIES EXCHANGE ACT OF 1934

                  FOR THE FISCAL YEAR ENDED DECEMBER 31, 2001

                                    OR

           [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                       SECURITIES EXCHANGE ACT OF 1934
                 For the transition period from ____ to ____

                         COMMISSION FILE NUMBER 0-362

               FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
                            (FULL TITLE OF THE PLAN)

                           FRANKLIN ELECTRIC CO., INC.
               (EXACT NAME OF ISSUER AS SPECIFIED IN ITS CHARTER)

           INDIANA                                       35-0827455
(STATE OR OTHER JURISDICTION OF                       (I.R.S. EMPLOYER
 INCORPORATION OR ORGANIZATION)                      IDENTIFICATION NO.)

        400 EAST SPRING STREET                           46714-3798
          BLUFFTON, INDIANA                              (ZIP CODE)
(ADDRESS OF PRINCIPAL EXECUTIVE OFFICES)

                                (260) 824-2900
               (ISSUER'S TELEPHONE NUMBER, INCLUDING AREA CODE)

               FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

                              TABLE OF CONTENTS


                                                                     Page
                                                                     ----

Independent Auditors' Report ...................................        3

Financial Statements:

  Statements of Net Assets Available for
    Benefits as of December 31, 2001 and 2000 ..................        4

  Statement of Changes in Net Assets Available
    for Benefits for the Year Ended December 31, 2001 ..........        5

  Notes to Financial Statements ................................      6-9

Supplemental Schedule at December 31, 2001:

  Form 5500, Schedule H, Part IV, Item 4(i), Schedule of
    Assets (Held at End of Year) ...............................    10-11

Signatures .....................................................       12

Exhibit 23-Independent Auditor's Consent .......................       13




Supplemental Schedules not listed are omitted due to the absence of conditions under which they are required.

INDEPENDENT AUDITORS' REPORT
----------------------------

To the Employee Benefits Committee of Franklin Electric Co., Inc.:

We have audited the accompanying financial statements of the Franklin Electric Directed Investment Salary Plan (the "Plan") as of December 31, 2001 and 2000 and for the year ended December 31, 2001, listed in the Table of Contents. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such financial statements present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2001 and 2000, and the changes in net assets available for benefits for the year ended December 31, 2001 in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule listed in the Table of Contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The schedule is the responsibility of the Plan's management. Such schedule has been subjected to the auditing procedures applied in our audit of the basic 2001 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic financial statements taken as a whole.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Chicago, Illinois
May 24, 2002

              FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

               STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

                      As of December 31, 2001 and 2000

                                                     2001            2000
                                                     ----            ----
ASSETS
------
Investments, at fair value (Note 3):
  Short-term investments                      $ 1,495,200     $ 1,576,700
  Franklin Electric Common Stock               24,520,600      22,445,500
  Other Common Stocks                          21,894,300      23,743,300
  U.S. Government & Government Agencies         4,403,800       3,883,000
  Shares of Registered Investment Companies:
    Invesco Diversified Equity Fund             9,242,000      11,601,200
    Bank One Intermediate Bond Fund             2,721,700         593,500
                                               ----------      ----------
                                               64,277,600      63,843,200

Stable Return Fund:
  Insurance Company Contracts, at
    contract value                                   -0-        5,364,700
  Collective Investment Fund                   17,328,600       8,680,500

Participant loans                               1,706,800       1,433,600
                                               ----------      ----------
Total investments                              83,313,000      79,322,000

Receivables:
  Employer contribution                           635,100         743,500
  Accrued investment income                        27,500         282,000
                                               ----------      -----------
 Total receivables                                662,600       1,025,500
                                               ----------      -----------
TOTAL ASSETS                                   83,975,600      80,347,500

LIABILITIES
-----------
Fees payable                                       31,800            -0-
                                               ----------      ----------
TOTAL LIABILITIES                                  31,800            -0-
                                               ----------      ----------

NET ASSETS AVAILABLE FOR BENEFITS             $83,943,800     $80,347,500
                                              ===========     ===========

See notes to the financial statements.

               FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

          STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

                    For the Year Ended December 31, 2001



Additions:
  Interest and dividends                                       $   989,400
  Net appreciation(depreciation) in fair
    value of investments:
      Franklin Electric Common Stock                             4,143,800
      Other Common Stocks                                          393,000
      Structured Core Equity Fund                               (1,517,700)
      Intermediate Bond Fund                                        (9,400)
      Collective Investment Fund                                   888,300
                                                                ----------
Net Investment Income                                            4,887,400

Contributions:
  Employer                                                         635,100
  Employee                                                       3,608,300
  Rollover                                                       1,029,900
  Transfer from ESOP Diversification                                73,000
                                                                ----------
                                                                 5,346,300

Total additions                                                 10,233,700

Deductions:
  Benefits paid to participants                                  6,160,200
  Administrative expenses                                          436,000
  Fees Payable                                                      31,800
  Loan fees                                                          9,400
                                                                ----------
Total deductions                                                 6,637,400
                                                                ----------
Net increase                                                     3,596,300

Net assets available for benefits,
  beginning of year                                             80,347,500
                                                                ----------
Net assets available for benefits,
  end of year                                                  $83,943,800
                                                               ===========

See notes to the financial statements.

             FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN

                     NOTES TO FINANCIAL STATEMENTS

                  As of December 31, 2001 and 2000 and
                  for the Year Ended December 31, 2001


1.  PLAN DESCRIPTION
--------------------
GENERAL - The Franklin Electric Directed Investment Salary Plan (the "Plan") is a defined contribution employee benefit plan covering substantially all eligible employees who elect to participate. Company matching contributions for Bluffton hourly and Siloam Springs hourly and non-exempt employees are made to the Plan. Company matching contributions for all other eligible employees are made to the Company-sponsored Employee Stock Ownership Plan ("ESOP").

The Plan is administered by the Franklin Electric Co., Inc. (the "Company") Employee Benefits Committee ("Plan Administrator"), which is appointed by the Company, and Wells Fargo Bank of Minnesota, N.A. ("Plan Trustee"), which became the Plan Trustee on April 1, 2000. Prior to April 1, 2000, National City Bank of Indiana was the Plan Trustee. The Plan is subject to the provisions of the Employee Retirement Income Security Act ("ERISA") of 1974. Participants should refer to the Plan Document and Summary Plan Description for more complete information.

CONTRIBUTIONS - Participating employees may elect to contribute from 1 percent to 15 percent of their eligible compensation to the Plan, subject to IRS limitations. The Company will contribute to the Plan or the ESOP an amount equal to 100 percent of the first 1 percent and 50 percent of the next 4 percent of the participant's contribution, or up to 3 percent of each employee's eligible compensation for the year, provided the Company's pre-tax profits for the year exceed 6 percent of the Company's net worth at the beginning of each year.

Company contributions to participant accounts in the Plan are made to the Franklin Electric Stock fund in the first quarter following the Plan year. Plan participants may move Company contributions from the Franklin Electric Stock fund at any time.

PARTICIPANT ACCOUNTS - Each participant's account is credited with: (a) the participant's contributions and withdrawals; (b) Company matching contributions made to the Plan; and (c) Plan earnings and losses, less expenses. Allocation of earnings, losses, and expenses are based on participants' account balances. Participants may change their investment options at any time upon written notification to the Plan Administrator, provided that only one transfer may be directed in any 90 day time period.

VESTING - Participants are fully vested in their accounts at all times.

INVESTMENT OPTIONS - Participating employees direct the investment of their contributions and account balances into various investment options offered by the Plan. The Plan currently offers a Franklin Electric Common Stock fund, an aggressive equity fund, a diversified equity fund, a U.S. Government fund, an intermediate bond fund, and a stable value fund as investment options for participants.

DIVERSIFICATION ELECTION for ESOP - Participants who have attained the age of 55 and have at least 10 years of participation in the ESOP are given the opportunity to diversify up to 25% of their ESOP account balance into the Plan during the first 90 days after the close of the Plan year.

PARTICIPANT LOANS - Participant loans may not exceed the lesser of $50,000 or 50 percent of the Participant's account and are secured by the balance in the participant's account. Loan transactions are treated as a transfer between the investment fund and the loan fund. Loan terms range from 1 to 4 1/2 years for general purpose loans or up to 10 years for the purchase of a primary residence and are repaid through payroll deductions. Interest is charged at the prime rate plus one percent and is credited to the participant's account. All loan fees are paid by the participant and are deducted directly from the assets of the participant's account.

BENEFITS - Participants may elect to receive a lump-sum distribution equal to the value of their account or receive equal monthly or annual installments over a specified period as defined by the Plan.

ADMINISTRATIVE EXPENSES - Administrative expenses are paid by the Plan.


2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
----------------------------------------------
BASIS OF ACCOUNTING - The financial statements of the Plan are prepared under the accrual method of accounting.

USE OF ESTIMATES - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for plan benefits.

INVESTMENT VALUATION - Investment in Franklin Electric Co., Inc. Common Stock is valued at the last quoted sale or bid price as reported on a recognized security exchange.

Investments in the Collective Investment Fund are valued at the last reported sale or bid price.

Investment in other Common Stocks and U.S. Government and Government Agencies are valued at the last reported sale or bid price for the securities traded on recognized security exchanges or in the over-the-counter markets.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date.

PARTICIPANT LOANS - Participant loans are valued at cost, which approximates fair value.

PAYMENT OF BENEFITS - Benefit payments to participants are recorded upon distribution. Amounts allocated to accounts of persons who have elected to withdraw from the plan but have not yet been paid were not significant at December 31, 2001 and 2000.


3.  INVESTMENTS
---------------
The following investments exceeded 5 percent of net assets at December 31, 2001 and 2000:
                                                      2001              2000
                                                      ----              ----
Franklin Electric Common Stock (299,032
  and 327,672 shares, respectively)            $24,520,600       $22,445,500
Invesco Diversified Equity Fund                  9,242,000        11,601,200
Stable Return Fund                              17,328,600
U.S. Government Fund                             4,403,800


4.  TAX STATUS
--------------
The Internal Revenue Service has stated in a determination letter dated May 6, 1996, that the Plan, as then designed, met the requirements of Section 401(a) of the Internal Revenue Code ("IRC"). On May 30, 2001, the Internal Revenue Service stated in a determination letter that the Plan, as designed, continues to meet the requirements of the IRC. The Plan Administrator believes the Plan is currently operated in compliance with applicable IRC requirements and therefore, the Plan's trust is exempt from federal income tax under section 501(a), and no provision for income taxes has been included in the Plan's financial statements.


5.  PLAN TERMINATION
--------------------
The Company has not expressed any intent to terminate the Plan. If the Plan was terminated, the termination would be subject to provisions set forth by ERISA, and the net assets of the Plan would be allocated among the participants and the beneficiaries of the Plan in the order provided for in ERISA.


6.  RELATED-PARTY TRANSACTIONS
------------------------------
On March 22, 2000, Franklin Electric Co., Inc. purchased from the Plan 7,800 shares of common stock for $507,546 at the average closing price for Franklin Electric Co., Inc. common stock for the 20 trading days preceding the date of sale.

Participant Loans as described in Note 1 are considered party-in-interest transactions.

Certain Plan investments are shares of mutual funds managed by the Plan Trustee. These transactions qualify as party-in-interest transactions. Fees paid by the Plan for the investment management services amounted to $18,100 for the year ended December 31, 2001.

7.  CHANGES IN NET ASSETS AVAILABLE BY FUND
-------------------------------------------
During 2001 and 2000, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value by $3,898,000 and $3,338,200, respectively, as follows:

                                                  2001                   2000
                                                  ----                   ----
Franklin Electric Common Stock             $ 4,143,800            $  (529,400)
Aggressive Equity Fund                         393,000              4,389,500
Stable Return Fund                             888,300                854,700
U.S Government Fund                               -0-                  53,700
Diversified Equity Fund                     (1,517,700)            (1,397,800)
Intermediate Bond Fund                          (9,400)               (32,500)
Loan Account                                      -0-                    -0-
                                            ----------             ----------
TOTAL NET APPRECIATION IN VALUE            $ 3,898,000            $ 3,338,200
                                           ===========            ===========

           FRANKLIN ELECTRIC DIRECTED INVESTMENT SALARY PLAN
              FORM 5500, SCHEDULE H, PART IV, ITEM 4(i),
               SCHEDULE OF ASSETS (HELD AT END OF YEAR)
                          DECEMBER 31, 2001


                               Description of Investment
  Identity of Issue,           Including Maturity Date,
  Borrower, Lessor             Interest Rate, Collateral
  or Similar Party             and Par or Maturity Value          Fair Value
  ----------------             -------------------------          ----------
* U.S. Government              Federated Government              $ 4,403,800
                                 Obligations Fund

* Wells Fargo Bank             Short Term Investment Fund          1,495,200
   of Minnesota

* Franklin Electric
   Co., Inc.                   Common Stock                       24,520,600

* Wells Fargo Bank             Other Common Stocks
   of Minnesota                  Autozone, Inc.                    1,148,800
                                 Cintas Corp.                        619,900
                                 Kohls Corp.                         422,600
                                 O'Reilly Automotive Inc.            729,400
                                 Unifirst Corp.                      338,300
                                 ABM Inds. Inc.                      219,500
                                 Liberty Media Corp.                 560,000
                                 Walgreen Co.                        942,500
                                 American Intl. Group Inc.           669,900
                                 AON Corp.                           692,600
                                 Capital One Finl. Corp.             539,500
                                 Citigroup Inc.                      555,300
                                 Freddie Mac                         392,400
                                 Household Intl. Inc                 985,000
                                 Marsh & McLennan Cos.               322,300
                                 MBNA Corp.                          985,600
                                 Mellon Financial Corp.              564,300
                                 Northern Trust Corp.                662,400
                                 State Street Corp.                1,045,000
                                 USA Education Inc.                  252,000
                                 Automatic Data Processing
     Inc.                            1,060,200
                                 Concord EFS Inc.                  1,180,100
                                 First Data Corp.                  1,138,600
                                 F I Serv Inc.                       634,800
                                 Molex, Inc.                         743,900
                                 Baxter International Inc.           804,400
                                 Eli Lilly & Co                      392,700
         Express Scripts Inc.                467,600
         Johnson & Johnson                   472,800
         Medtronic                           307,300
         Pfeizer                             398,500
         Unitedhealth Group, Inc.            424,600
                                 Sprint Corp. (PCS Group)            244,100
                                 Sungard Data Sys. Inc.              144,700
                                 Zebra Technologies Corp.            832,700
                                                                  ----------
                               Total Other Common Stocks          21,894,300

        Description of Investment
  Identity of Issue,            Including Maturity Date,
  Borrower, Lessor              Interest Rate, Collateral
  or Similar Party              and Par or Maturity Value         Fair Value
  ----------------              -------------------------         ----------
  Invesco                       Diversified Equity Fund            9,242,000

  Bank One                      The One Group                      2,721,700
                                  Intermediate Bond Fund


* Wells Fargo Bank
    of Minnesota                Stable Return Fund                17,328,600

*                               Participant loans
                                (Interest rates
                                 ranging from 5.75 to
                                 10.50 percent and
                                 maturities ranging
                                 from 2001 to 2011                 1,706,800
                                                                  ----------
                                                                 $83,313,000
                                                                 ===========

* Represents a party-in-interest as defined by ERISA.

                              SIGNATURES

Pursuant to the requirements of the Securities Exchange act of 1934, the Employee Benefits Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                      Franklin Electric Co., Inc.
                                      Directed Investment Salary Plan



Date  June 24, 2002                   By /s/ GREGG C. SENGSTACK
      -----------------------            ----------------------------
                                         Gregg C. Sengstack
                                         Member
                                         Employee Benefits Committee

                                                                 EXHIBIT 23
                                                                 ----------

INDEPENDENT AUDITORS' CONSENT

We consent to the incorporation by reference in Registration Statement No. 33-35958 of Franklin Electric Co., Inc. on Form S-8 of our report dated May 24, 2002, appearing in this Annual Report on From 11-K of the Franklin Electric Directed Investment Salary Plan for the year ended December 31, 2001.

/s/ DELOITTE & TOUCHE LLP

Deloitte & Touche LLP
Chicago, Illinois
June 24, 2002